SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July, 2003

INCAM AG

(Translation of Registrant’s Name into English)

Heerdter Landstrasse 193, 40559, Dusseldorf, Germany

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F [X] Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes [  ] No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .)

INCAM AG
Form 6-K

TABLE OF CONTENTS

Item	Page

Item 1. Press Release Announcing Incam AG’s Termination of Exchange Act Registration	3
Signatures	4

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Item 1. Press Release Announcing Incam AG’s Termination of Exchange Act Registration

FOR IMMEDIATE RELEASE

INCAM AG ANNOUNCES TERMINATION
OF EXCHANGE ACT REGISTRATION

Düsseldorf, Germany, July 11, 2003—Incam AG (NASDAQ-SCM: INAGY; the “Company”) today announced that it has filed a Form 15 with the United States Securities and Exchange Commission (the “SEC”) on Friday, July 11, 2003. The Form 15 will terminate registration of the Company’s American Depositary Shares (evidenced by depositary receipts, each representing one-fortieth of an ordinary share, no nominal value) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of the Form 15, the obligations of the Company to file periodic or other reports and forms under the Exchange Act will cease and the Company will not longer file such reports with the SEC. In addition, the Company requested that its listing on the NASDAQ SmallCap market be voluntary withdrawn with the open of business as of the date hereof.

The Company’s decision to deregister its shares was based on the significant costs and managerial resources required to comply with the SEC regulations and the recurring costs necessary to maintain the listing of its shares on the Nasdaq SmallCap. After careful consideration, the Board of Management concluded that the advantages of being a reporting company under the Exchange Act do not offset the costs and administrative burdens associated with SEC reporting requirements. The Company does not believe that the termination of the registration of its shares under the Exchange Act will have a negative impact on its day-to-day operations.

About Incam

Incam AG is a financial services provider and securities trading enterprise listed on markets in Berlin, Munich, Hamburg and Frankfurt (WKN: 917 444). The Company has specialized in the management of share and investment fund deposits and in the sale of investment products. Incam has approximately some 1,000 sales partners working throughout Germany.

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Contact:

Incam AG
Heerdter Landstrasse 193
40549 Düsseldorf
Telephone: 011-0211-56-5160
Fax: 011-0211-56-51610
Bianca Dölle
e-mail: info@incam.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INCAM AG (Registrant)

Date: July 11, 2003	By: /s/ Jörg Urlaub

Name: Jörg Urlaub Title: Chairman of the Board of Management

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